

May 10, 2013

Via E-mail
Thomas E. O'Hern
Senior Executive Vice President, Chief Financial Officer and Treasurer
The Macerich Company
401 Wilshire Boulevard, Suite 700
Santa Monica, CA  90401

> **Re:** **The Macerich Company**
> **Form 10-K for fiscal year ended December 31, 2012**
> **Filed February 22, 2013**
> **File No. 1-12504**

Dear Mr. O'Hern:

We have reviewed your response dated May 2, 2013 and have the following additional comment.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2012

Item 1. Business, page 3

Lease Expirations, page 13

1.      We note your response to comment one from our letter dated April 4, 2013, particularly your discussion regarding disclosure of market rents.  Please note that we are requesting disclosure focused on the spread between current rents and current market rents (i.e., not an estimate of future market rents).  In future Exchange Act periodic reports, to the extent you have material lease expirations in the next year, please include disclosure regarding the relationship of rents on expiring leases to market rents.  To the extent you do not track this information, please tell us that.

Please contact Stacie Gorman, Attorney-Adviser at 202.551.3585 or Angela McHale, Attorney-Adviser at 202.551.3402 with any questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief